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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Chyron Corporation
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                    171605108
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                                 (CUSIP Number)


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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 5

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CUSIP No. 171605108                     13G                          Page 2 of 5
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    PHILIP GREER

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK
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                  5    SOLE VOTING POWER

                       -0-
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          9,423,416
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             -0-
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       9,423,416
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,423,416
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |X|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    29.43%
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12  TYPE OF REPORTING PERSON*

    BD, IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT
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CUSIP No. 171605108                                                  Page 3 of 5

Item 1(a).  Name of Issuer: Chyron Corporation.

Item 1(b).  Address of Issuer's Principal Executive Office:

            5 Hub Drive
            Melville, NY 11747

Item 2(a).  Name of Person Filing:

            Philip Greer, individually and on behalf of WPG Venture Partners III, L.P.("WPGVP"), the FIAM of Weiss, Peck & Greer Venture Associates III, L.L.C. ("WPGVA") and WPG Enterprise Fund II, L.L.C. ("Enterprise"), and on behalf of WPG PE Fund Adviser, L.P. ("PEF"), the FIAM of WPG Corporate Development Associates IV, L.L.C.. ("CDA IV") and on behalf of WPG PE Fund Adviser (Overseas), L.P. ("Overseas"), the FIAP of WPG Corporate Development Associates IV (Overseas), L.P. ("CDA Overseas")

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            555 California Street, Suite 3130
            San Francisco, CA 94104

Item 2(c). Citizenship: Weiss, Peck & Greer, L.L.C. ("WPG") is a limited liability company, organized under the laws of the State of Delaware. Philip Greer is a citizen of the United States.

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 171605108

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

            (a)   |X|   Broker or Dealer registered under Section 15 of the
                        Securities Exchange Act of 1934 (the "Act")

            (b)   |_|   Bank as defined in Section 3(a) (6) of the Act

            (c)   |_|   Insurance Company as defined in Section 3(a) (19) of the
                        Act

            (d)   |_|   Investment Company registered under Section 8 of the
                        Investment Company Act of 1940

            (e)   |X|   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940

            (f)   |_|   Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see Sec.
                        240.13d-1(b) (1) (ii) (F)

            (g)   |_|   Parent Holding Company, in accordance with Sec.
                        240.13d-1(b) (ii) (G) (Note: See Item 7)

            (h)   |_|   Group, in accordance with paragraph 240.13d-1(b) (1)
                        (ii) (H)
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CUSIP No. 171605108                                                  Page 4 of 5

Item 4(a)-(c).    Ownership:

                  The following information concerning percentages of ownership of outstanding shares of common stock is based on a total of 32,022,000 shares reported to be outstanding by Chyron Corporation at November 1999.

                  As of December 31, 1999, WPGVA, Enterprise, CDA IV and CDA Overseas owned of record shares 1,147,817 shares, 1,380,422 shares, 5,555,538 shares and 1,339,639 respectively, of Chyron Corporation common stock ("Common Stock"). The shares owned by WPGVA and Enterprise may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by WPGVP, the shares owned by CDA IV may be deemed to be beneficially owned by PEF and the shares owned by CDA Overseas my be deemed to be beneficially owned by Overseas. Mr. Greer, the managing partner of WPGVP, PEF and Overseas, may be deemed to be the beneficial owner of all of the above described shares within the meaning of Rule 13d-3.

                  Accordingly, by reason of the provisions of Rule 13d-3, as of December 31, 1999, Philip Greer may be deemed to own beneficially 9,423,416 shares of Common Stock or approximately 29.43% of the outstanding shares, with shared voting and investment power as to all such shares. Mr. Greer disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by WPGVA, Enterprise, CDAIV and CDA Overseas, except to the extent of his beneficial interest as a partner in WPGVP, Overseas, and PEF, or in Jewel Investors, L.L.C., a limited partner in WPGVP, Overseas, and PEF.

                  This Schedule 13G is not being filed with respect to the share of Chyron Corporation which may be owned of record or beneficially by any partner of WPGVP, Overseas and PEF, other than Mr. Greer, since no such partner possesses or shares voting or investment power with respect to the shares. Each of such members disclaims ownership, pursuant to Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective member owns of record, or may be deemed to own by reason of his interest as a member in the various entities described herein. Each of the entities described herein as owning shares of Common Stock disclaims, pursuant to Rule 13d-4, beneficial ownership of such shares as are owned by the other entities described herein.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable.
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CUSIP No. 171605108                                                  Page 5 of 5

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of the Group:

                  Not applicable.

Item 10.          Certification:

By signing below, Michael E. Singer, General Counsel of WPG, certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by Philip Greer were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2000

WEISS, PECK & GREER, L.L.C.


By: /s/ Michael E. Singer
    -------------------------------
    Michael E. Singer
    General Counsel

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Philip Greer, has made, constituted and appointed, and by these presents does make, constitute and appoint, Richard S. Pollack his true and lawful attorney-in-fact and agent, for him and in his name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D and Schedules 13G, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

      The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

      WITNESS THE EXECUTION HEREOF this 10th day of February, 1999 by Philip Greer.


                                        /s/ Philip Greer
                                        ----------------------------------------
                                        Philip Greer


STATE OF NEW YORK        )
COUNTY OF NEW YORK       )


                                        /s/ Anthony Avicolli
                                        ----------------------------------------
                                        Notary Public

                                                    ANTHONY AVICOLLI
                                            Notary Public, State of New York
                                                    No. 02AV6013447
                                              Qualified in New York County
                                           Commission Expires Sept. 14, 2000